Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-207347 of our report dated February 20, 2015, (March 25, 2015 as to the effects of the reverse stock split described in Note 18 and July 23, 2015 as to the effects of the stock conversion described in Note 18) of ViewRay Incorporated (which report expresses an unqualified opinion and includes an explanatory paragraph relating to ViewRay Incorporated’s ability to continue as a going concern) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Cleveland, Ohio

December 30, 2015